Via EDGAR
June 15, 2011
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oiltanking Partners, L.P. Amendment No. 2 to Registration Statement on Form S-1 Filed June 2, 2011 File No. 333-173199
Ladies and Gentlemen:
     On June 6, 2011, Oiltanking Partners, L.P., a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), filed through EDGAR Amendment No. 2 (“Amendment No. 2”) to the Partnership’s Registration Statement on Form S-1, File No. 333-173199, initially filed with the Commission on March 31, 2011 (the “Registration Statement”). Amendment No. 2 excluded certain graphics and artwork that we propose to include on the inside and back cover pages of the prospectus contained in the Registration Statement (the “Proposed Artwork”).
     On the date hereof, our counsel, Vinson & Elkins L.L.P., submitted the Proposed Artwork supplementally to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by email correspondence. In accordance with our discussions with the Staff, we have attached the Proposed Artwork as Annex A to this letter, and are filing the Proposed Artwork through EDGAR.
     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 2 to Gillian A. Hobson at Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours, OTLP GP, LLC
By:	/s/ Kenneth F. Owen
Kenneth F. Owen
Chief Financial Officer

Enclosures

cc:	Alexandra Ledbetter, Securities and Exchange Commission
Carlin G. Conner, OTLP GP, LLC
David Palmer Oelman, Vinson & Elkins L.L.P.
G. Michael O’Leary, Andrews Kurth LLP
Gislar Donnenberg, Andrews Kurth LLP
Oiltanking North America
15631 Jacintoport Blvd. • Houston, Texas 77015 • Tel. 281-457-7900 • Fax 281-457-7990

Annex A
The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 3, 2011

PRELIMINARY PROSPECTUS

10,000,000 Common Units

Representing Limited Partner Interests
Oiltanking Partners, L.P.

This is the initial public offering of our common units representing limited partner interests. We are offering 10,000,000 common units. Prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price to be between $     and $     per common unit.

We have granted the underwriters an option to purchase up to 1,500,000 additional common units to cover over-allotments.

We have applied to list our common units on the New York Stock Exchange under the symbol “OILT.”

Investing in our common units involves risks.  See “Risk Factors” beginning on page 19.

These risks include the following:

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

•	Our business would be adversely affected if the operations of our customers experienced significant interruptions. In certain circumstances, the obligations of many of our key customers under their terminal services agreements may be reduced or suspended, which would adversely affect our financial condition and results of operations.

•	Our financial results depend on the demand for the crude oil, refined petroleum products and liquefied petroleum gas that we transport, store and distribute, among other factors, and the current economic downturn could result in lower demand for these products for a sustained period of time.

•	Oiltanking Holding Americas, Inc., or OTA, owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including OTA, have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of us and our unitholders.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which the common units will trade.

•	Unitholders will experience immediate and substantial dilution of $13.28 per common unit.

•	There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

•	Unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total

Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Oiltanking Partners, L.P. (before expenses)(2)	$	$

(1)	Excludes a structuring fee of 0.4% of the gross offering proceeds payable to Citigroup Global Markets Inc. Please see “Underwriting.”

(2)	We expect that $ million of the offering proceeds will be available to the Partnership after the deduction of all fees, commissions, expenses, compensation and payment to affiliates. Please read “Use of Proceeds” on page 39.

The underwriters expect to deliver the common units to purchasers on or about          , 2011 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Citi	Barclays Capital	J.P. Morgan	Morgan Stanley

Co-Managers

Raymond James	Deutsche Bank Securities	Stifel Nicolaus Weisel

          , 2011

Oiltanking

World-Wide Tank Terminal Network

Oiltanking
Partners' Assets
Beaumont
Houston
Gulf of
Mexico
Oil Terminal
Chemical Terminal
National Terminal Network
Dry Bulk
Regional Office
Corporate Headquarters

Oiltanking PARTNERS

US Gulf Coast Crude Logistics

Oiltanking Partners Houston

Oiltanking Partners Beaumont

Alberta Basin
Alberta Oil Sands
Bakken Shale
Williston Basin
Powder River Basin
Niobrara
Denver Basin
Permian Basin
Eagle Ford Shale

Houston Ship Channel Connectivity

Permian Basin
Eagle Ford Shale
Houston
Beaumont
Houston Ship Channel
Oiltanking Partners' Assets

Gulf Coast Crude Logistics

- Longhorn Pipeline*
- Keystone Pipeline*
- Keystone Gulf Coast Expansion*
- Kinder Morgan Eagle Ford Pipeline*
- Monarch Pipeline*
- Enterprise Products Partners' Eagle Ford Pipeline*
- Double E Pipeline*
- Other Significant Crude Oil Pipeline

* Indicates proposed pipeline

Oiltanking Partners' Assets:

- 17.8 million barrels of active storage capacity in 134 tanks
- 6.3 years weighted average contract life
- Over 12 million barrels of expansion capacity
- Storage service provider for crude oil, clean petroleum products, heavy petrochemical feedstocks, vacuum gas oil, and fuel oil
- Directly connected to 18 refineries, storage and production facilities along the upper Gulf Coast

10,000,000 Common Units

Representing Limited Partner Interests

Oiltanking Partners, L.P.

PRELIMINARY PROSPECTUS

          , 2011

Citi
Barclays Capital
J.P. Morgan
Morgan Stanley

Raymond James
Deutsche Bank Securities
Stifel Nicolaus Weisel

Until     , 2011 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.